Exhibit 11

Horace Mann Educators Corporation

Computation of Net Income per Share

For the Years Ended December 31, 2007, 2006 and 2005

(Amounts in thousands, except per share data)

	Year Ended December 31,
	2007	2006	2005
Basic - assumes no dilution:
Net income for the period	$82,788	$98,708	$77,273

Weighted average number of common shares outstanding during the period	43,145	43,012	42,913

Net income per share - basic	$1.92	$2.29	$1.80

Diluted - assumes full dilution:
Net income for the period	$82,788	$98,708	$77,273
Interest expense, net of tax, on dilutive Senior Convertible Notes	279	1,336	2,737

Adjusted net income for the period	$83,067	$100,044	$80,010

Weighted average number of common shares outstanding during the period	43,145	43,012	42,913
Weighted average number of common equivalent shares to reflect the dilutive effect of common stock equivalent securities:
Stock options	233	114	136
Common stock units related to Deferred Equity Compensation Plan for Directors	228	214	192
Common stock units related to Deferred Compensation Plan for Employees	219	150	146
Restricted common stock units related to Incentive Compensation Plan	342	253	155
Weighted average number of common equivalent shares to reflect the dilutive effect of Senior Convertible Notes	444	2,030	4,343

Total common and common equivalent shares adjusted to calculate diluted earnings per share	44,611	45,773	47,885

Net income per share – diluted	$1.86	$2.19	$1.67

Percentage of dilution compared to basic net income per share	3.1%	4.4%	7.2%